UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-40301

Infobird Co., Ltd

(Translation of registrant’s name into English)

Unit 532A, 5/F, Core Building 2, No. 1 Science Park West Avenue,
Hong Kong Science Park, Tai Po, N.T., Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-268993) of the Company, as amended and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into a Material Definitive Agreement; Unregistered Sales of Equity Securities

On July 24, 2023, Infobird Co., Ltd (the “Company”) entered into a securities purchase agreement (the “Agreement”) with certain accredited investors (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers an aggregate of 88,105,727 ordinary shares (the “Shares”), par value $0.025 per share, at $0.3405 per share, for aggregate gross proceeds of approximately $30,000,000. The transaction was closed on July 26, 2023.

The Company issued the Shares in reliance on an exemption from registration provided for under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. The Company is relying on this exemption from registration for private placements based in part on the representations made by the Purchasers, including the representations with respect to each Purchaser’s status as an accredited investor, as such term is defined in Rule 501(a) of the Securities Act, and each Purchaser’s investment intent. The Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirement of the Securities Act and such applicable state securities laws.

The form of the Agreement is filed as Exhibit 99.1. The foregoing description of the terms of the Agreement is qualified in their entirety by reference to such exhibit.

The Company previously announced the relocation of its operations from Beijing to Hong Kong and the plan to expand its global presence. In connection therewith, the Company may consider winding down, selling, or otherwise disposing of its business operations in mainland China.

Exhibit No.	Description of Exhibit

99.1*	Form of Securities Purchase Agreement
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2023

INFOBIRD CO., LTD

By:	/s/ Yiting Song
Name: Yiting Song
Title: Chief Financial Officer